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[SHOPKO STORES, INC. LETTERHEAD]


                                                     Contact:  Lawrence J. Clark
                                                     (414) 496-4113


          SHOPKO ANNOUNCES PROVANTAGE AGREEMENT FOR ACQUISITION OF
                            FOXMEYER HEALTH'S PBM


     GREEN BAY, WIS. (July 17, 1996) - ShopKo Stores, Inc., today announced that its benefit management subsidiary, ProVantage, Inc., has signed an agreement to acquire CareStream Scrip Card, FoxMeyer Health Corporation's prescription benefit management business (PBM). CareStream Scrip Card will be integrated with ProVantage's PBM, ProVantage Prescription Benefit Management Services, Inc. after the acquisition is closed, which is expected to occur within thirty days.

     CareStream Scrip Card is a well-respected, nationally represented PBM serving 1.3 million lives. The company's customer profile, which consists primarily of small corporate customers and mid-size managed care organizations, is highly complementary to the customer profile of ProVantage Prescription Benefit Management Services, Inc. With the addition of these lives, ProVantage will be providing PBM services to almost 4.0 million lives, doubling the number of lives served by ProVantage since fiscal year end February 24, 1996. Under the terms of the agreement, ProVantage, Inc. will pay FoxMeyer Health Corporation $30.5 million with additional future payments up to a maximum of $5.0 million. Assuming the transaction is completed on August 1, 1996, ShopKo expects additional revenue in the range of $100 to $115 million from the CareStream Scrip Card operations for its fiscal year ending February 22, 1997.

     Mike Bettiga, Senior Vice President, Health Services of ShopKo Stores, and the senior manager of ProVantage said, "The acquisition of CareStream Scrip Card provides ProVantage with a number of strategic advantages. It broadens the scope of our client base across the entire United States and helps solidify our position as a strong provider of PBM services to the mid-size corporate, insurance and HMO marketplaces. Finally, it strengthens our infrastructure by integrating CareStream Scrip Card's excellent personnel with ours, particularly in sales, marketing and customer service."

     ShopKo Stores, Inc. is a leading regional retailer operating 130 stores in 15 states, concentrated in the Upper Midwest, Mountain and Pacific Northwest states and ProVantage, Inc., which specializes in prescription benefit management (PBM), vision benefit management (VBM) and health decision support services (DSS). ShopKo stock is traded on the New York Stock Exchange under the symbol "SKO".

     FoxMeyer Health Corporation is a leading provider of health care products and information-based services in North America. The company reported sales of $5.5 billion for the year ended March 31, 1996.

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     This press release contains forward-looking statements regarding projected revenues from the CareStream Scrip Card transaction. ShopKo's actual results may differ materially from those contained in the forward-looking statements. Factors which may cause such differences are identified in ShopKo's Annual Report on Form 10-K for the fiscal year ended February 24, 1996.


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For further information contact Larry Clark, Vice President of Finance, ShopKo
Stores, Inc. at (414) 496-4113, or Wade Hyde, Investor Relations, FoxMeyer Health Corporation at (214) 446-4270.